UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CECO Environmental Corp.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

125141101

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 125141101	Page 2 of 9

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,703,942
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,703,942
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,703,942
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125141101	Page 3 of 9

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,939
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,939
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,939
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 125141101	Page 4 of 9

1.	Name of Reporting Persons. LKCM Core Discipline, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,363
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,363
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,363
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 125141101	Page 5 of 9

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,777,044
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,777,044
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,044
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 125141101	Page 6 of 9

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,792,744
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,792,744
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,792,744
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 125141101	Page 7 of 9

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,775,244
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,775,244
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,244
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of CECO Environmental Corp., a Delaware corporation (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 2. Identity and Background

Item 2 is hereby supplemented as follows:

LIP and LIP2 do not beneficially own any shares of Common Stock and are no longer Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

PDP acquired 81,055 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $482,000 using working capital. J. Luther King, Jr. acquired 10,000 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $76,000 using personal funds. Separate accounts for which LKCM provides investment management services acquired 22,500 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $239,000 using working capital.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) As of November 9, 2017, the Reporting Persons may be deemed to beneficially own 1,792,744 shares of Common Stock (which represents approximately 5.2% of the outstanding Common Stock based upon information contained in the Issuer’s Form 10-Q for the period ended September 30, 2017).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PDP	1,703,942	0	1,703,942	0
Micro	51,939	0	51,939	0
Core	19,363	0	19,363	0
LKCM	1,777,044	0	1,777,044	0
J. Luther King, Jr.	1,792,744	0	1,792,744	0
J. Bryan King	1,775,244	0	1,775,244	0

(c) During the past sixty days, the Reporting Persons purchased or sold the following shares of Common Stock in open market transactions.

Date	Reporting Person	Transaction	Shares	Price
9/20/2017	LIP	Sell	10,230	$8.1291
9/25/2017	LIP	Sell	20,000	$8.4565
10/13/2017	LKCM separate account	Sell	78,500	$8.6645
11/9/2017	PDP	Buy	18,650	$5.9091
11/9/2017	PDP	Buy	62,405	$5.9072

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2017

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Core Discipline, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.